22003713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lion Street Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 Congress Ave, Suite 2500
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kari Ratajczak 512.776.8466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

2821 West Seventh St	Fort Worth	TX	76107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kari Ratajczak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lion Street Financial, LLC, as of December 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

K. A. R.
Signature

Fin Op Principal
Title

Shannon H Donaho
Notary Public

Shannon H Donaho
Notary Public, Beaufort County, SC
Commission Expires: April 6, 2027

SHANNON H DONAHO NOTARY PUBLIC SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lion Street Financial, LLC
Table of Contents

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Members of
Lion Street Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lion Street Financial, LLC (the Company) as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (the supplemental information) on page 12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2017.

Fort Worth, Texas
February 28, 2022

Lion Street Financial, LLC
Statement of Financial Condition
December 31, 2021

Assets

		2021
Assets		
Cash	$	3,732,713
Restricted cash		100,000
Prepaid expenses		254,478
Accounts receivable-trade		2,379,028
Receivables from affiliate firms		35,455
Total assets	$	6,501,674

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	762,135
Payable to affiliate firms		369,232
Accrued expenses		2,800,779
Total liabilities		3,932,146
Member's Equity		
Member's contributed equity		6,145,104
Accumulated deficit		(3,575,576)
Total member's equity		2,569,528
Total liabilities and member's equity	$	6,501,674

Lion Street Financial, LLC

Statement of Operations

Year Ended December 31, 2021

		2021
Commission revenue	$	58,155,522
Other service fee income		4,044,129
Interest income		15,219
Total revenues		62,214,870
Operating expenses:		
Commissions		54,495,320
Salaries and related costs		2,281,494
Service fees		665,784
General and administrative		523,996
Occupancy		127,611
Technology		269,647
Taxes and licenses		445,089
Travel and entertainment		33,667
Professional and legal		358,350
Compliance		317,036
Marketing and meetings		188,825
Bad debt expense		1,814
Transition assistance		257,775
Total expenses		59,966,408
NET INCOME	$	2,248,462

Notes to the financial statements form an integral part of these statements.

Lion Street Financial, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2021

	Member's Contributed Equity	Accumulated Deficit	Total
Balance at January 1, 2021	$ 10,227,725	$ (5,824,038)	$ 4,403,687
Capital withdrawals	(4,082,621)	-	(4,082,621)
Net income	-	2,248,462	2,248,462
Balance at December 31, 2021	$ 6,145,104	$ (3,575,576)	$ 2,569,528

Lion Street Financial, LLC
Statement of Cash Flows
Year Ended December 31, 2021

		2021
Cash Flows From Operating Activities		
Net income	$	2,248,462
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(120,824)
Accounts receivable-trade		912,513
Receivables from affiliate firms		(35,455)
Accounts payable		44,785
Payable to affiliate firms		(824,544)
Accrued expenses		199,603
Net cash provided by operating activities		2,424,540
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		(4,082,621)
Capital withdrawals		(4,082,621)
Net cash used in financing activities		(4,082,621)
Net decrease in cash		(1,658,081)
Cash and restricted cash at beginning of year		5,490,794
Cash and restricted cash at end of year	$	3,832,713

		12/31/21
Cash	$	3,732,713
Restricted cash		100,000
Total cash and restricted cash shown in the statement of cash flows	$	3,832,713

Notes to the financial statements form an integral part of these statements.

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations
Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Lion Street, Inc. ("LSI").

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash comprises cash balances held in a bank deposit account and clearing broker accounts. Restricted cash is comprised of a $100,000 deposit with our clearing broker that is restricted to withdrawal or use under the terms of certain contractual agreements.

Revenue Recognition
Security transactions and related commission revenue and expense by the Company are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the Customer.

Commissions revenue on sales of variable life insurance policies by the Company's sales advisors is recognized when the policy is accepted by the insurance carrier and has been funded. Commissions are generally paid to the Company as they are earned during the premium-payment period by the policyholders to the insurance companies. The Company believes the performance obligation is satisfied at this point because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the Customer.

The Company recognizes revenue related to asset management in the form of fees, which are recognized over the time period for which the services are provided. The Company believes the performance obligation for asset management revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the advisors of the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are charged periodically and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other service fee income includes base platform fees, licensing fees, and clearing charges. To the extent that this income is related to specific trades, the income is recognized on the trade date. Other service fees are recognized on a monthly basis as determined by the Company's fee schedule.

The allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due. Based on historical losses and the short-term nature of the Company's accounts receivable, management has determined that no allowance is necessary at December 31, 2021.

		2021
Revenue from contracts with customers		
Commission revenue		
Variable Life Income	$	20,859,673
General Securities Income		21,969,661
Asset Management		15,326,188
Total commission revenue		58,155,522
Other service fee income		
Rep Service Fees		1,936,326
Volume Based Income		369,924
Override Income		1,379,478
Sponsorship Income		353,318
Other Income		5,083
Total other service fee income		4,044,129
Total revenues from contracts with customers	$	62,199,651

Accounts receivable, net, as of December 31, 2021 and 2020 consisted of $2,379,028 and $3,291,541, respectively.

Operating Expenses

Selling, general and administrative costs are charged to expense as incurred.

Income Taxes

As a single member limited liability company, the Company is a disregarded entity and is not a separate tax paying entity for federal income tax purposes or in most state tax jurisdictions.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2017.

An entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. LSI has elected to not allocate consolidated current and deferred tax in the Company's separately issued financial statements.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events
The Company has evaluated subsequent events through February 28, 2022, the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,486,908. The Company's ratio of aggregate indebtedness to net capital was 2.64 to 1 at December 31, 2021. There were no material differences between these audited numbers and the Company's FOCUS Filing.

3. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI. The Company is a wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. During 2021, $3,362,158 in expense was allocated to the Company from LSI.

The Company, in the course of its normal business, will generate receivables in the form of fees in arrears and payables in the form of commissions from its affiliate firms. Such firms have an ownership interest in the parent company, and as such virtually all of these payables and receivables will be due either to stockholders, employees of stockholders, or to firms owned by stockholders. The total outstanding receivables from affiliates as of December 31, 2021 was $176,635. The total amount of payables to subsidiaries of LSI as of December 31, 2021 was $369,232.

4. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation. For the year ended December 31, 2021, the Company was involved in several claims where management believes that insurance coverage is sufficient, and any settlement will not be significant.

5. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts.

6. Major Customers

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the year ended December 31, 2021, approximately 25% of the Company's total revenue was related to one company.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commissions Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) for the year ended December 31, 2021.

Supplemental Information

Lion Street Financial, LLC

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness or Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Total member's equity	$	2,569,528
Deductions:		
Nonallowable assets:		
Prepaid expenses		(254,478)
Unsecured receivable and other assets		(828,142)
Total net capital	$	1,486,908
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	3,932,146
Total aggregate indebtedness	$	3,932,146
Computation of basic net capital requirement:		
Minimum net capital required of broker-dealer (6.67% of total aggregate indebtedness)	$	262,143
Minimum dollar net capital requirement of broker-dealer	$	5,000
Net capital requirement (greater of two above)	$	262,143
Net capital over the required minimum	$	1,224,765
Ratio of aggregate indebtedness to net capital		2.64 : 1

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2021, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on January 26, 2022.

Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Members of
Lion Street Financial, LLC

We have reviewed management's statements, included in the accompanying Lion Street Financial, LLC's (the Company) Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Lion Street Financial, LLC stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 28, 2022

Lion Street Financial, LLC's Exemption Report

Lion Street Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2021 without exception.

Lion Street Financial, LLC

I, Kari Ratajczak, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Financial and Operations Principal

Lion Street Financial, LLC

Report of Independent Registered Public Accounting Firm
And Statement of Financial Condition
December 31, 2021

Filed pursuant to Rule 17a-5(e)(3) as a Public Document

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm

To the Members of
Lion Street Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lion Street Financial, LLC (the Company) as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion the financial statement presents fairly in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Lion Street Financial, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2017.

Fort Worth, Texas
February 28, 2022

Lion Street Financial, LLC
Statement of Financial Condition
December 31, 2021

Assets

		2021
Assets		
Cash	$	3,732,713
Restricted Cash		100,000
Prepaid expenses		254,478
Accounts receivable-trade		2,379,028
Receivables from affiliate firms		35,455
Total assets	$	6,501,674

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	762,135
Payable to affiliate firms		369,232
Accrued expenses		2,800,779
Total liabilities		3,932,146
Member's Equity		
Member's contributed equity		6,145,104
Accumulated deficit		(3,575,576)
Total member's equity		2,569,528
Total liabilities and member's equity	$	6,501,674

Notes to the financial statement form an integral part of this statement.

Lion Street Financial, LLC

Notes to the Financial Statement

1. Summary of Significant Accounting Policies

Reporting Entity and Nature of Operations
Lion Street Financial, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are regulated by FINRA and Securities Exchange Act of 1934.

The Company is a wholly owned subsidiary of Lion Street, Inc. ("LSI").

Basis of Presentation
The accompanying financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash comprises cash balances held in a bank deposit account and clearing broker accounts. Restricted cash is comprised of a $100,000 deposit with our clearing broker that is restricted to withdrawal or use under the terms of certain contractual agreements.

Revenue Recognition
Security transactions and related commission revenue and expense by the Company are recorded on a trade-date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the Customer.

Commissions revenue on sales of variable life insurance policies by the Company's sales advisors is recognized when the policy is accepted by the insurance carrier and has been funded. Commissions are generally paid to the Company as they are earned during the premium-payment period by the policyholders to the insurance companies. The Company believes the performance obligation is satisfied at this point because that is when the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the Customer.

The Company recognizes revenue related to asset management in the form of fees, which are recognized over the time period for which the services are provided. The Company believes the performance obligation for asset management revenue is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the advisors of the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are charged periodically and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Other service fee income includes base platform fees, licensing fees, and clearing charges. To the extent that this income is related to specific trades, the income is recognized on the trade date. Other service fees are recognized on a monthly basis as determined by the Company's fee schedule.

The allowance for accounts receivable is based on the expected credit loss over the entire life of the financial asset. An allowance for credit loss is based on the Company's expectation of the collectability of financial instruments carried at amortized cost. The Company's expectation is that credit risk is not significant until receivables are more than 90 days past due. Based on historical losses and the short-term nature of the Company's accounts receivable, management has determined that no allowance is necessary at December 31, 2021.

Accounts receivable, net, as of December 31, 2021 and 2020 consisted of $2,379,028 and $3,291,541, respectively.

Operating Expenses
Selling, general and administrative costs are charged to expense as incurred.

Income Taxes
As a single member limited liability company, the Company is a disregarded entity and is not a separate tax paying entity for federal income tax purposes or in most state tax jurisdictions.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by United States federal, state or local authorities for years before 2016.

An entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. LSI has elected to not allocate consolidated current and deferred tax in the Company's separately issued financial statements.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Subsequent Events
The Company has evaluated subsequent events through February 28, 2022, the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $1,486,908. The Company's ratio of aggregate indebtedness to net capital was 3.64 to 1 at December 31, 2021. There were no material differences between these audited numbers and the Company's FOCUS Filing.

3. Related Party Transactions

An expense sharing arrangement was entered into between the Company and LSI. The Company is a wholly owned subsidiary of LSI. In addition, the Company currently benefits from general and administrative services provided by LSI and allocates a certain percentage of LSI employees' time and expenses to the Company. During 2021, $3,362,158 in expense was allocated to the Company from LSI.

The Company, in the course of its normal business, will generate receivables in the form of fees in arrears and payables in the form of commissions from its affiliate firms. Such firms have an ownership interest in the parent company, and as such virtually all of these payables and receivables will be due either to stockholders, employees of stockholders, or to firms owned by stockholders. The total outstanding receivables from affiliates as of December 31, 2021 was $141,180. The total amount of payables to affiliates as of December 31, 2021 was $369,232.

4. Commitments and Contingent Liabilities

The Company is involved in claims and litigation in the normal course of business. Management believes the applicable insurance coverage is adequate to cover costs of settlement and defense of such claims and litigation. For the year ended December 31, 2021, the Company was involved in several claims where management believes that insurance coverage is sufficient, and any settlement will not be significant.

5. Market Risks and Credit Risks

In the normal course of business, the clearing broker and the Company's activities will involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The clearing broker, through which accounts are introduced, and the Company will seek to control the

risks associated with their customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the clearing broker which are not otherwise satisfied. The clearing broker and the Company will monitor required margin levels daily and, pursuant to such guidelines, will require customers to deposit additional collateral or to reduce positions where necessary.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to a maximum of $250,000. The Company has not experienced any losses in such accounts

weaver
Assurance • Tax • Advisory

Report of Independent Registered Public Accounting Firm
On Applying Agreed-Upon Procedures

To the Members of
Lion Street Financial, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Lion Street Financial, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69183 FINRA DEC
LION STREET FINANCIAL, LLC
515 CONGRESS AVE STE 2500
AUSTIN, TX 78701-3509

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kari Ratajczak (512) 776-8466

2. A. General Assessment (item 2e from page 2) $31,498

B. Less payment made with SIPC-6 filed (exclude interest) (13,046)
7/26/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,452

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $18,452

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $18,452

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lion Street Financial, LLC
(Name of Corporation, Partnership or other organization)

K. A. [signature]
(Authorized Signature)

Financial and Operations Principal
(Title)

Dated the 1st day of February 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2021
and ending December 31, 2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $62,214,870

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 39,693,191

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

O/S RIA Fees; ALT MKT Overrides; E&O; Pershing & TC Expense 1,522,745

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 41,215,936

2d. SIPC Net Operating Revenues $20,998,934

2e. General Assessment @ .0015 $31,498

(to page 1, line 2.A.)